Grand Distribution Services, LLC ♦ 803 West Michigan Street ♦ Milwaukee, WI 53233
Phone: 414.271.5885 ♦ Fax 414.271.9717

December 29, 2008

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – RNC Genter Dividend Income Fund
Request for Acceleration

Dear Mr. Ganley:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 53 under the Securities Act and Post-Effective Amendment No. 57 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 29, 2008 be accelerated to December 31, 2008.

Very truly yours,
GRAND DISTRIBUTION SERVICES, LLC

By:  /s/ Jason D. Bartel
Jason D. Bartel
AVP and Senior Counsel